November 10, 2020

By Electronic Filing

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Attention: Edward M. Kelly, Sherry Haywood, Andi Carpenter and Anne M. McConnell

Re:	AMERI Holdings, Inc.
Pre-effective Amendment No. 4 to Registration Statement on Form S-4
Filed November 9, 2020
File No. 333-238742

Ladies and Gentlemen:

We are providing this response letter on behalf of AMERI Holdings, Inc. (the “Company”) with respect to the Staff’s comment letter dated November 9, 2020, regarding the above-referenced Pre-effective Amendment No. 4 to Registration Statement on Form S-4 (the “Registration Statement”), as amended by Amendment No. 5 to the Registration Statement (the “Revised Filing”). This letter together with the changes reflected in the Revised Filing respond to the Staff’s comments.

For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Filing.

Pre-effective Amendment 4 to Registration Statement on Form S-4 filed November 9, 2020

Material U.S. Federal Income Tax Consequences Of The Offer, page 227

1.	Please remove the disclosure on page 232 that “This discussion is for general information only,” “This summary is of a general nature only,” and “This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder.” See Staff Legal Bulletin No. 19 (CF).

RESPONSE: We respectfully advise the Staff that page 232 of the Revised Filing has been revised to remove disclaimers and limitations on reliance in accordance with the Staff’s requests.

Certain Material Canadian Federal Income Tax Consequences Of The Offer, page 233

2.	Please remove “Certain” from the title and the term “principal” from the introductory language of this section. You also disclose that “This summary is of a general nature only” and “This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder.” Investors are entitled to rely on the opinions as expressed. Please revise this section throughout to remove these inappropriate disclaimers and limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19 (CF).

RESPONSE: We respectfully advise the Staff that the section entitled “Material Canadian Federal Income Tax Consequences Of The Offer,” beginning on page 233 of the Revised Filing, has been revised to remove disclaimers and limitations on reliance in accordance with the Staff’s requests.

Exhibit 8.1, page 1

3.	Please have counsel remove the language “This opinion is intended for the benefit of Ameri and may not be relied upon or utilized for any other purpose or by any other person and may not be made available to any other person without our prior written consent.” Your legality opinion may not limit who can rely on the opinion.

RESPONSE: We respectfully advise the Staff that we have filed an updated version of the revised short form tax opinion as Exhibit 8.1 to the Revised Filing, which has been further revised to remove the language in the opinion stating that “This opinion is intended for the benefit of Ameri and may not be relied upon or utilized for any other purpose or by any other person and may not be made available to any other person without our prior written consent.”

Exhibit 8.2, page 2

4.	The revised short form opinion states that the discussion in the proxy statement/prospectus is accurate. Since the short form opinion must state clearly that the discussion in the proxy statement/prospectus is or constitutes the opinion of the named counsel, please have counsel revise the opinion to state that the discussion in the proxy statement/prospectus is or constitutes the opinion of the named counsel. Please also have counsel remove the language in the opinion that “These opinions are being delivered to you solely for the purpose of being included as an exhibit to the Registration Statement and they are not to be relied upon for any other purpose without our written consent.” Your legality opinion may not limit who can rely on the opinion.

RESPONSE: We respectfully advise the Staff that we have filed an updated version of the revised short form tax opinion as Exhibit 8.2 to the Revised Filing, which has been further revised to state clearly that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsels and to remove the language in the opinion stating that “These opinions are being delivered to you solely for the purpose of being included as an exhibit to the Registration Statement and they are not to be relied upon for any other purpose without our written consent.”

Please contact Barry Kostiner, the Chief Financial Officer of the Company, or me at 770-935-4152, if you have any questions about our response.

Very truly yours,

Brent Kelton

cc:	Richard Friedman
Barry Kostiner
Henoch Cohn
Rick Werner